EXHIBIT 11
XATA CORPORATION
EARNINGS PER SHARE
Years Ended September 30, 2005 and 2004
BASIC AND DILUTED COMPUTATION LOSS TO COMMON SHAREHOLDERS

	2005	2004
Net loss	$(5,980,237)	$(1,190,964)
Less: preferred stock dividend	(169,004)	(135,851)
Less: preferred stock deemed dividend	(586,524)	(729,912)

Net loss to common shareholders	(6,735,765)	(2,056,727)

Weighted average shares outstanding	7,211,866	7,021,573

Basic and diluted loss per share	$(0.93)	$(0.29)

Note: See Note 6 to the Financial Statements